São Paulo, May 5, 2008

RECEIVED
2008 MAY 19 A 7:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref.CT/FR/010/2008

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance [redacted]
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

08002591

Re: CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Nr. CUSIP nr. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nr CUSIP nr. 20441Q206 (Preferred)
SEC F-6 File Nr.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing copies of the Notice to the Market we released on April 30, 2008 in Brazil for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchanges Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
MAY 21 2008
THOMSON REUTERS

Enclosure: as above mentioned

Copy to: Erika Dias and Juliana Dager
The Bank of New York Mellon Depositary Receipts

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
Rua Casa do Ator, 1155
Cep: 04546-004 - São Paulo - SP - Brasil
T: + 55 (11) 31387000 - F: + 55 (11) 31387009
www.isacteep.com.br

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
PUBLICLY-HELD COMPANY - CNPJ 02,998,611/0001- 04

NOTICE TO THE MARKET

We do kindly inform that our Chief Financial Officer, Eduardo Feldmann Costa, sent his resignation and will keep the position until May 9, 2008. After this he will assume an officer at other company.

We do also inform that our Chief Executive Officer, José Sidnei Colombo Martini, will temporarily be also the Chief Financial Officer until the new CFO is contracted, according to Article 24 of the Company Bylaws.

São Paulo, April 30, 2008

Eduardo Feldmann Costa
Chief Financial Officer

END